Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Packaging Corporation of America:

We consent to the incorporation by reference in the registration statements (Nos. 333-179620 and 333-188265) on Form S-8 of Packaging Corporation of America and the registration statement (No. 333-191713) on Form S-3 of Packaging Corporation of America of our reports dated February 27, 2015, with respect to the consolidated balance sheet of Packaging Corporation of America as of December 31, 2014, and the related consolidated statements of income and comprehensive income, changes in stockholders’ equity, and cash flows for the year ended December 31, 2014, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2014, which reports appear in the December 31, 2014 annual report on Form 10-K of Packaging Corporation of America.

/s/ KPMG LLP

Boise, Idaho
February 27, 2015